UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 26

Under the Securities Exchange Act of 1934

Internet Gold - Golden Lines Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value per Share

(Title of Class of Securities)

M 56595 10 7

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 238-8605

(Name, Address and Telephone Number of Person Authorized

To Receive Notices and Communications)

December 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 153,089 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 153,089 Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 153,089 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.67%*
14	TYPE OF REPORTING PERSON: CO

* Based on 280,031 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 58,626 Ordinary Shares held as treasury stock).

Item 1.      Security and Issuer.

This Amendment No. 26 (the “Amendment”) is filed by Eurocom Communications Ltd. (“the “Reporting Entity”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2009, Amendment No. 4 filed on December 1, 2009, Amendment No. 5 filed on December 21, 2009, Amendment No. 6 filed on January 21, 2010, Amendment No. 7 filed on May 11, 2010, Amendment No. 8 filed on September 7, 2010, Amendment No. 9 filed on November 26, 2010, Amendment No. 10 filed on December 28, 2010, Amendment No. 11 filed on May 23, 2011, Amendment No. 12 filed on June 3, 2011, Amendment No. 13 filed on June 6, 2011, Amendment No. 14 filed on September 8, 2011, Amendment No. 15 filed on September 2, 2014, Amendment No. 16 filed on October 2, 2014, Amendment No. 17 filed on November 28, 2014, Amendment No. 18 filed on December 4, 2015, Amendment No. 19 filed on January 15, 2016, and Amendment No. 20 filed on January 22, 2016, Amendment No. 21 filed on June 3, 2016, Amendment No. 22 filed on May 26, 2017, Amendment No. 23 filed on January 3, 2018 and Amendment No. 24 filed on June 26, 2018 and Amendment No. 25 filed on October 24, 2018 (the initial Schedule 13D and together with the Amendments, the “Statement”). The Statement relates to the ordinary shares, nominal par value NIS 1.00 per share (“Ordinary Shares”) of Internet Gold-Golden Lines Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Item 2.      Identity and Background.

ITEM 2 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 24, 2019, the Issuer entered into an agreement among the Issuer, B Communications Ltd. (“BCOM”) and Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. (the “Purchasers”). At the closing of the transaction, the Issuer sold its entire equity holdings in BCOM for NIS 225 million, while at the same time the Issuer made an investment in BCOM of NIS 345 million (consisting of the amount paid by the Purchasers to the Issuer for BCOM’s shares held by it and an additional NIS 120 million). In consideration for such investment, the Issuer received NIS 310 million par value of BCOM’s Series C debentures and was issued 8,383,234 ordinary shares of BCOM.

As part of the closing, the Purchasers received a letter from the Israeli Minister of Communications confirming that they are the new controlling persons of BCOM, and holders of the control permit as required pursuant to Israel’s Communications (Telecommunications And Broadcasting) Order (Determination Of Essential Service Provided By "Bezeq" The Israel Telecommunication Corp.) Therefore, the Reporting Entity ceased to be the holder of the control permit for BCOM and Bezeq.

Item 5.      Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b) Eurocom Communications, managed by the Special Managers pursuant to a Tel Aviv District Court decision is the sole beneficial holder of 153,089 of the Issuer’s Ordinary Shares. The Issuer has announced that it intends to initiate a creditors’ arrangement which will be submitted to the Israeli court and that it anticipates that pursuant to such arrangement, the existing shares of the Issuer will be nullified.

(c) the Reporting Entity has not effected any transactions in the Ordinary Shares of the Issuer since the last reported 13D/A.

(d) No person other than the Reporting Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2019

Eurocom Communications Ltd.

By:	/s/ Ami Barlev
Name: Ami Barlev
Title: VP